Filed Pursuant to Rule 433
Registration Statement No. 333-277183, 333-277183-04, 333-277183-05,
333-277183-06, 333-277183-07, 333-277183-08, 333-277183-09,
333-277183-10, 333-277183-11, 333-277183-12, 333-277183-13,
333-277183-14

Molson Coors Beverage Company

Pricing Term Sheet

€800,000,000 3.800% Senior Notes due 2032

Issuer:	Molson Coors Beverage Company (the “Issuer”)

Trade Date:	May 22, 2024

Settlement Date:	T+4, May 29, 2024

Expected Ratings*:	Baa2 (Positive) (Moody’s) / BBB (Stable) (S&P)

Security Title:	3.800% Senior Notes due 2032

Principal Amount:	€800,000,000

Maturity Date:	June 15, 2032

Coupon:	3.800%

Benchmark Bund:	DBR 0.000% due February 15, 2032

Benchmark Bund Price and Yield:	82.815; 2.469%

Spread to Benchmark Bund:	+135.1 bps

Spread to Mid-Swap:	+103 bps

Mid-Swap Yield:	2.790%

Re-Offer Yield:	3.820%

Public Offering Price:	99.867%

Interest Payment Dates:	June 15 of each year, commencing on June 15, 2024

Day Count Convention:	ACTUAL/ACTUAL (ICMA)

Redemption Provisions:

Make-Whole Call:	Prior to March 15, 2032 (the “Par Call Date”), at any time and from time to time in whole or in part, at a redemption price equal to the greater of: 100% of the principal amount of the notes being redeemed; and the sum of the present values of the redemption price of the notes on the Par Call Date and the remaining scheduled payments of interest on the notes being redeemed as if the notes were redeemed on the Par Call Date (exclusive of interest accrued to the date of redemption) discounted to the redemption date on an annual basis computed using a discount rate equal to the applicable Bund Rate plus 20 basis points, in each case, plus accrued and unpaid interest on the principal amount of such notes being redeemed to, but excluding, the redemption date

Par Call:	At any time on or after March 15, 2032

Common Code / ISIN / CUSIP:	282920301 / XS2829203012 / 60871R AR1

Expected Listing:	The Issuer intends to apply to list the notes on the New York Stock Exchange.

Denominations:	€100,000 x €1,000

Joint Book-Running Managers:

Citigroup Global Markets Limited

Goldman Sachs & Co. LLC

Merrill Lynch International

Bank of Montreal, London Branch

J.P. Morgan Securities plc

RBC Europe Limited

Scotiabank (Ireland) Designated Activity Company

Co-Managers:	Capital One Securities, Inc.
Mizuho International plc
Siebert Williams Shank & Co., LLC
UniCredit Bank GmbH
U.S. Bancorp Investments, Inc.
ING Bank N.V., Belgian Branch
Lloyds Securities Inc.
Morgan Stanley & Co. International plc
PNC Capital Markets LLC

Target Markets/PRIIPs:	UK MiFIR Product Governance Rules professionals/ECPs-only / No EEA PRIIPs KID or UK PRIIPs KID - Manufacturer target market (UK MiFIR Product Governance Rules) is eligible counterparties and professional clients only (all distribution channels). No EEA PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail investors in the European Economic Area or the United Kingdom.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Issuer’s preliminary prospectus supplement, dated May 22, 2024, to the Issuer’s base prospectus, dated February 20, 2024 (collectively, the “prospectus”).

It is expected that delivery of the notes will be made against payment therefor on or about May 29, 2024, which is the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding the Settlement Date will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Such purchasers should consult their own advisors in this regard.

The notes will be represented by beneficial interests in fully registered permanent global notes (the “international global notes”) without interest coupons attached, which will be registered in the name of, and shall be deposited on or about May 29, 2024 with a common depositary for, and in respect of interests held through, Euroclear Bank, S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”). Any notes represented by global notes held by a nominee of Euroclear or Clearstream will be subject to the then applicable procedures of Euroclear and Clearstream, as applicable. Euroclear and Clearstream's current practice is to make payments in respect of global notes to participants of record that hold an interest in the relevant global notes at the close of business on the date that is the clearing system business day (for these purposes, Monday to Friday inclusive except December 25th and January 1st) immediately preceding each applicable interest payment date.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This pricing term sheet is not a prospectus for the purposes of Regulation (EU) 2017/1129, including the same as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.

The communication of this pricing term sheet and any other document or materials relating to the issue of the notes is not being made, and such documents or materials have not been approved, by an authorized person for the purposes of Section 21 of the United Kingdom's Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. This document and such other documents and/or materials are for distribution only to persons who (i) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), (ii) fall within Article 49(2)(a) to (d) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this pricing term sheet and any other document or materials relates will be engaged in only with relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing term sheet or any of its contents.

Relevant stabilization regulations including FCA/ICMA will apply.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Limited toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Merrill Lynch International toll-free at 1-800-294-1322.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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